

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, British Columbia, December 12, 2006 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("GGL") is pleased to announce that on December 12, 2006, GGL closed the first tranche of one of the private placements announced on November 30, 2006. This first tranche consisted of 3,400,000 units at $0.15 each for which GGL has received gross proceeds of $510,000. These securities have a hold period until April 13, 2007.

Sheikh Abdulaziz's Holdings

Sheikh Abdulaziz participated in the first tranche as to 2,400,000 Units for gross subscription proceeds of $360,000. As a result, Sheikh Abdulaziz presently holds 9.8% of GGL's present issued capital and would own a total of 18,573,875 shares (16.52% of the then issued capital) if all of the convertible securities owned by him are exercised and no other shares are issued by GGL. GGL welcomes this support and show of confidence in GGL's quest for diamonds.

Use of Proceeds/ Regulatory Approval/Closing

The remainder of the private placements will close in future tranches. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on GGL's most promising diamond exploration properties. The remainder of the private placements and related finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

About GGL

GGL is a junior diamond exploration company. It's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.



GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO


06019438

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



GGL DIAMOND CORP.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statement in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

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